SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                (Initial Filing)*


                              SLW ENTERPRISES INC.
                     ---------------------------------------
                                (Name of Issuer)

                    Common Stock, Par Value $0.0001 Per Share
            --------------------------------------------------------
                         (Title of Class of Securities)

                                   78443T 10 7
                             ----------------------
                                 (CUSIP Number)

                                   Barry Alter
                               488 Melrose Avenue
                         Toronto, Ontario M5M 2A2 CANADA
                                  416.782.9169
   --------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                February 22, 2002
      --------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Section 13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 INITIAL FILING
                                       OF
                                  SCHEDULE 13D
----------------------                                            --------------
CUSIP No. 78443T 10 1                                             Page  2  of  4
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================================================================================
(1) NAME OF REPORTING PERSON - I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                 Barry Alter
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(2)  CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP*          (a) [ ]
                                                                         (b) [ ]
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(3)  SEC  USE  ONLY
--------------------------------------------------------------------------------
(4)  SOURCE  OF  FUNDS*
               PF
--------------------------------------------------------------------------------
(5)  CHECK  BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d)  or  2(e)                                                          [ ]
--------------------------------------------------------------------------------
(6)  CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
          Canada
--------------------------------------------------------------------------------
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

     (7)     SOLE  VOTING  POWER               1,542,500

     (8)     SHARED  VOTING  POWER                     0

     (9)     SOLE  DISPOSITIVE  POWER          1,542,500

     (10)    SHARED  DISPOSITIVE  POWER                0
--------------------------------------------------------------------------------
(11) AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON
               1,542,500
--------------------------------------------------------------------------------
(12) CHECK  BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                         [ ]
--------------------------------------------------------------------------------
(13) PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  11
               9.62%
--------------------------------------------------------------------------------
(14)     TYPE  OF  REPORTING  PERSON*
               IN
================================================================================

*SEE  INSTRUCTIONS  BEFORE  FILLING  OUT!


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                                 INITIAL FILING
                                       OF
                                  SCHEDULE 13D
----------------------                                            --------------
CUSIP No. 78443T 10 1                                             Page  3  of  4
----------------------                                            --------------

ITEM  1.  SECURITY  AND  ISSUER.

The title and class of securities to which this Schedule 13D relates are the shares of common stock, par value $0.0001 per share, of SLW Enterprises Inc., a Washington corporation (the "Issuer"). The address of the principal executive office of the Issuer is 4015 Palm-Aire Drive West, #1002, Pompano Beach, Florida, 33069.

ITEM  2.  IDENTITY  AND  BACKGROUND.

     (a)  The name of the Reporting Person is Barry Alter.

     (b) The Reporting Person's principal address is 488 Melrose Avenue, Toronto, Ontario M5M 2A2 CANADA.

     (c)  The Reporting Person is a director and sole officer of the Issuer.

     (d) The Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) in the past five years.

     (e) In the past five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of a competent jurisdiction which resulted in such person being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)  The Reporting Person is a citizen of Canada.

ITEM  3.  SOURCE  AND  AMOUNT  OF  FUNDS  OR  OTHER  CONSIDERATION.

On February 22, 2002, Mr. Alter purchased 250,000 shares of common stock of the Issuer for a total of $27,675 from his personal funds. On March 4, 2002, the Issuer issued an additional 1,292,500 shares of common stock to Mr. Alter in connection with a 6.17-for-1 stock dividend.

ITEM  4.  PURPOSE  OF  TRANSACTION.

Mr. Alter has been appointed a Director and President, Secretary and Treasurer of the Issuer. Mr. Alter has purchased the Issuer's common stock to obtain an ownership position in the Issuer as the Issuer (i) continues to implement its current business plan to conduct market research to assess the market for distribution of vitamins, minerals and supplements in a defined territory through the Internet, and (ii) seeks to fulfill its obligations under a letter of intent, dated January 24, 2002, executed between Mr. Rheal Cote and HiEnergy Microdevices, Inc. ("HiEnergy") to effect the Issuer's acquisition of HiEnergy, a Delaware corporation in the business of developing a proprietary remote detection technology used for security and industrial control purposes, which it intends to eventually bring to market.

                                 INITIAL FILING
                                       OF
                                  SCHEDULE 13D
----------------------                                            --------------
CUSIP No. 78443T 10 1                                             Page  4  of  4
----------------------                                            --------------

The letter of intent contemplated that the acquisition of HiEnergy would be conducted through a reverse triangular merger (the "Merger") whereby a wholly owned subsidiary of the Company would merge with and into HiEnergy and the Company would issue its common stock to the shareholders of HiEnergy in exchange for all of the outstanding common stock of HiEnergy. Since execution of the letter of intent, uncertainty has developed as to the ability to consummate the contemplated Merger in compliance with an exemption from the registration requirement of the Securities Act of 1933, as amended. The parties are currently discussing alternative transaction structures to effect the business combination.

In connection with the anticipated acquisition of HiEnergy, the parties have agreed that the current shareholders of HiEnergy will receive a controlling interest in the Company equal to approximately 70.5% of its issued and outstanding common stock based on a capitalization of 26,000,000 shares. In connection with that objective, Mr. Cote plans to relinquish his control position in the Company subject to the taking effect of the business combination between the Company and HiEnergy by resigning as a director and surrendering to the Company all but 300,000 shares of the common stock of the Company that he holds. Mr. Alter plans to resign as President, Secretary and Treasurer of the Company but intends to continue serving as a Director.

The Issuer is currently conducting a 6.17-for-1 stock dividend to its shareholders of record as of March 4, 2002. In connection with the business combination, the Issuer also plans to issue up to 1,500,000 shares of common stock (on a post stock dividend basis) at $1.00 per share in connection with a private placement offering by the Issuer to accredited investors. The closing of the private placement offering will be contingent upon the closing of the business combination between the Company and HiEergy.

ITEM  5.  INTEREST  IN  SECURITIES  OF  THE  ISSUER.

Mr. Alter has acquired 1,542,500 shares of common stock of the Issuer, or 9.62% of the issued and outstanding shares of common stock of the Issuer. He has sole power to vote and dispose of the 1,542,500 shares of common stock.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

None.

ITEM  7.  MATERIAL  TO  BE  FILED  AS  EXHIBITS.

None.

                                   SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 7, 2002

/s/  Barry Alter
------------------------------------
Barry Alter, individually


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